UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 13, 2017

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F              x                       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Incorporation by Reference

The information contained in this Report on Form 6-K, excluding the information set forth in Exhibit No. 1, shall be incorporated by reference in the prospectuses relating to the Registrant’s securities contained in the Registrant’s Registration Statements on Form F-3 (File Nos. 333-207931 and 333-220373), as such prospectuses may be amended or supplemented from time to time.

On November 13, 2017, Westpac announced the retirement of Chief Risk Officer Alexandra Holcomb. Ms Holcomb will retire in 2018.

Westpac also announced that David Stephen has been appointed to the role of Chief Risk Officer for Westpac Group and will commence with the Group during 2018. Mr. Stephen joins Westpac Group from Royal Bank of Scotland (RBS) where he has been Group Chief Risk Officer since 2013. Prior to RBS, Mr Stephen held senior roles at Deutsche Bank and Credit Suisse First Boston. He also spent five years at ANZ as Group Chief Risk Officer, Head of Risk – Institutional, and General Manager Wholesale Risk.

Index to Exhibits

Exhibit No.	Description

1	Media Announcement – Westpac announces Group Executive changes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: November 13, 2017	By: /s/ Sean Crellin
Sean Crellin
Director – Corporate, Legal and Secretariat